UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300

Diamond Bar, CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Update on Detention of Chief Executive Officer of Newegg’s Largest Stockholder

Newegg Commerce, Inc. (the “Company” or “Newegg”) previously reported on a Form 6-K furnished to the U.S. Securities and Exchange Commission on January 20, 2026 that Mr. Zhitao He, Chairman of the Company’s Board of Directors and Chief Executive Officer of Lianluo Interactive Information Technology Co., Ltd. (“Lianluo”), the Company’s largest stockholder, had been detained, based on a public announcement by Lianluo.

On February 24, 2026, Lianluo released a public announcement in China stating that Lianluo received a “Notice of Release from Detention” from the Haibei Prefecture Supervisory Commission indicating that the detention measures against Mr. He had been lifted. Lianluo further announced that Mr. He is able to perform his ordinary duties and that Lianluo’s operations are functioning in the ordinary course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

February 24, 2026	By:	/s/ Christina Ching
Christina Ching Interim Chief Financial Officer

2